Exhibit 99.1

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2:29AM 2005.02.28 (GMT)
Stolt-Nielsen S.A. Announces Intention to Redeem Senior Notes

London, England - February 28, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today announced that it has determined to exercise its right pursuant to the note agreements governing the Company's senior notes to redeem all $295.4 million aggregate outstanding principal amount of senior notes. The Company's senior notes will be redeemed at the respective redemption prices set forth in each of the note agreements. The Company expects to complete the redemption within its second fiscal quarter. Following completion of this redemption, the Company will seek to refinance other debt which it anticipates will further lower its financing costs.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. Stolt-Nielsen S.A., through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by Stolt-Nielsen S.A., produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. (www.stolt-nielsen.com).

Contact:
Richard M. Lemanski
U.S. 1 203 625 3604
rlemanski@stolt.com

Valerie Lyon
UK 44 20 7611 8904
vlyon@stolt.com